Exhibit 99.4

Interpool Files December 2005 Form 10-K with Securities and Exchange Commission

Net Income of $60.5 Million Reported

PRINCETON, N.J. — (BUSINESS WIRE) — March 31, 2006 — Interpool, Inc. (NYSE: IPX — News) announced today that the company has filed its Annual Report on Form 10-K for 2005 with the Securities and Exchange Commission.

In its 2005 Form 10-K, Interpool reported that, for the year ended December 31, 2005, total revenues were $416.5 million compared to $404.4 million for the year ended December 31, 2004. The company also reported net income of $60.5 million for 2005 ($1.94 per diluted share) compared with $7.9 million in net income for 2004 ($0.27 per diluted share). Net income for 2005 included a non-cash benefit related to a decrease in the value of its common stock purchase warrants ($18.5 million) and a gain from the sale of a company in which it had a minority equity position ($11.5 million), as well as expenses associated with the repatriation of offshore earnings and profits ($23.1 million), while net income for 2004 included non-cash expense related to an increase in the value of the warrants ($49.2 million) and income from the settlement of an insurance claim ($5.2 million). Excluding these items, net income for 2005 would have been $53.6 million and net income for 2004 would have been $51.9 million.

Cash flow from operations, including principal collected on direct financing leases, was $240 million for 2005. The Company reported a total of $427 million of cash and cash equivalents at December 31, 2005.

Martin Tuchman, Chairman and Chief Executive Officer, said, “Our business continues to be strong, and we are currently very active in the marketplace and taking our share of new business, both for containers and chassis. Our results for 2005 demonstrate that Interpool continues to be a company with solid fundamentals: strong revenues, significant cash flow from operations, and, most importantly, continued customer demand for our products and services. The transaction we announced recently, in which we sold a portion of our container portfolio to a Swiss investment group, will further strengthen our financial position while we continue to pursue new business aggressively in both the container and chassis segments. We are also extremely well-positioned to take advantage of strategic opportunities at the parent company level, and to increase our investment in chassis and containers for the expanding maritime, rail, and trucking markets.”

The company will hold a conference call on April 4, 2006 at 11:30 AM Eastern Daylight Time. Interested investors should call 888-889-5602 ten minutes prior to the time of the conference call. Callers from outside North America please call 973-582-2734 and hold for an operator. Identify yourself and your company and inform the operator that you are participating in the Interpool 2005 Year End Results Conference Call.

If you are unable to access the Conference Call at 11:30 AM Eastern Daylight Time, please call 877-519-4471 to access the taped digital replay. To access the replay, please call and enter the digital pin 7233413. This replay will first be available at 2:30 PM Eastern Daylight Time on April 4th and will be available until May 4th, 2006 at 5:00 PM Eastern Daylight Time.

Investors will also have the opportunity to listen to the Conference Call live at the company’s web site www.interpool.com. To listen to the live call via the Internet, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live web cast, a replay will be available two hours after the call is completed and will remain available for thirty days.

Interpool is one of the world’s leading suppliers of equipment and services to the transportation industry. The company is the world’s largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Contact:
Interpool, Inc.
James F. Walsh, 609-452-8900
www.interpool.com
Source: Interpool, Inc.